+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

         Hersh                    Mitchell                      E.
--------------------------------------------------------------------------------
         (Last)                   (First)                   (Middle)

C/O Mack-Cali Realty Corporation
11 Commerce Drive
--------------------------------------------------------------------------------
                                   (Street)

    Cranford,                   New Jersey                          07016
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

--------------------------------------------------------------------------------
2.  Issuer Name and Ticker or Trading Symbol

Mack-Cali Realty Corporation (CLI)
--------------------------------------------------------------------------------
3.  IRS or Social Security Number of Reporting Person (Voluntary)
--------------------------------------------------------------------------------
4.  Statement for Month/Year                  07/98
--------------------------------------------------------------------------------
5.  If Amendment, Date of Original (Month/Year)
--------------------------------------------------------------------------------
6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [X] Director    [X] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

                     President and Chief Operating Officer
                     -------------------------------------
--------------------------------------------------------------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)

     X
    ____ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person
--------------------------------------------------------------------------------

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                                                                          (over)
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------
1. Title of Derivative Security   2. Con-       3. Trans-   4. Trans-      5. Number      6. Date Exer-
   (Instr. 3)                        version       action      action         of Deri-       cisable and
                                     or            Date        Code           vative         Expiration
                                     Exer-         (Month      (Instr. 8)     Secur-         Date (Month
                                     cise          /Day                       ities          /Day/Year)
                                     Price         /Year)                     Acquired
                                     of                                       (A) or
                                     Deriva-                                  Disposed
                                     tive                                     (D)
                                     Secu-                                    (Instr. 3,
                                     rity                                     4, and 5)
                                                            -----------------------------------------------
                                                             Code    V       (A)    (D)    Date     Expir
                                                                                           Exer-    ation
                                                                                           cisable  Date
-----------------------------------------------------------------------------------------------------------
Units of Limited
Partnership Interest(1)              (1)         7/22/98     J(1)           1,652           (1)
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------
7. Title and Amount of     8. Price of    9. Num-       10. Own-      11. Na-
   Underlying Securities      Deriva-        ber            ership        ture
   (Instr. 3 and 4)           tive           of             Form          of
                              Security       Deriva-        of            Indi-
                              (Instr. 5)     tive           Deriva-       rect
                                             Securi-        tive          Bene-
                                             ties           Secu-         ficial
                                             Benefi-        rity:         Own-
                                             cially         Direct        ership
                                             Owned          (D) or        (Instr.
                                             at End         Indirect      4)
                                             of             (I)
                                             Month          (Instr.
                                             (Instr.        4)
                                             4)
------------------------
  Title   Amount
          or
          Number
          of Shares
----------------------------------------------------------------------------------
Common     1,652                           46,215(2)           D
Stock
----------------------------------------------------------------------------------

----------------------------------------------------------------------------------

----------------------------------------------------------------------------------

----------------------------------------------------------------------------------

----------------------------------------------------------------------------------

----------------------------------------------------------------------------------

----------------------------------------------------------------------------------

Explanation of Responses:

(1) The Units of Limited Partnership Interest ("Units") represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack-Cali Realty Corporation conducts its real estate activities. Beginning on July 22, 1999, the 1,652 Units are redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis.

(2) Beginning on December 11, 1998, 44,563 of the reporting person's Units are redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis.


  /s/ Mitchell E. Hersh                                   8/10/98
  ----------------------------------------          -------------------
  **Signature of Reporting Person                           Date

  **Intentional misstatements or omissions of facts constitute Federal Criminal
    Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                          Page 2